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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                   COMMISSION FILE NO. 333-74846
                                                        CUSIP NUMBER 75382A 10 7
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
Check box:
Form 10-KSB |X|   Form 20-F [ ]    Form 11-K [ ]    Form 10-QSB [ ]
Form N-SAR [ ]

                       For Period Ended: December 31, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: ________________________



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


Full Name of Registrant:

         RAPTOR NETWORKS TECHNOLOGY, INC.
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Former Name if Applicable

         PACIFIC INTERMEDIA, INC.
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Address of Principal Executive Office (Street and Number)

         1241 E. DYER ROAD, SUITE 150
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City, State, Zip Code

         SANTA ANA, CA 92705
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE SECURITIES AND EXCHANGE COMMISSION'S EDGAR SYSTEM WAS OVERWHELMED WITH FILERS. THE REGISTRANT SUBMITTED THE REPORT TO ITS EDGAR FILING SERVICE WELL BEFORE THE END OF THE PRESCRIBED TIME PERIOD. THE EDGAR FILING SERVICE ATTEMPTED TO FILE THE REPORT WELL BEFORE THE PRESCRIBED TIME PERIOD, BUT WAS UNABLE TO TRANSMIT THE REPORT TO THE SECURITIES AND EXCHANGE COMMISSION BEFORE THE END OF SUCH PERIOD. THE REPORT WAS ULTIMATELY TRANSMITTED WITHIN APPROXIMATELY FORTY
(40) MINUTES OF THE END OF THE PRESCRIBED TIME PERIOD. THE REPORT WAS ACCEPTED BY THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2006, WITH A FILING DATE OF APRIL 3, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 BOB VAN LEYEN                       (949)                    623-9305
------------------------       ------------------         -----------------
    (Name)                        (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






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SELECTED FINANCIAL DATA

         The following table sets forth selected financial data regarding our financial position and operating results.

       RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004,
         COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2005 (IN THOUSANDS)


                                                   DECEMBER 31,     DECEMBER 31,
                                                       2004            2005
                                                   -----------      -----------

Net Sales                                          $        54      $       289
Cost of Sales                                               27              120
                                                   -----------      -----------

Gross Profit                                                27              169

Operating expenses
   Consulting Fees                                         715               --
   Finder's Fees                                           986            1,064
   Cost of warrants granted                                120            3,433
   Stock for services (non cash)                        11,209               --
   Salary expense                                        3,032            2,630
   Marketing expense                                       190              349
   Research and Development Costs                        1,167              403
   Selling, general and administrative                   3,075            2,767
                                                   -----------      -----------
Total operating expenses                                20,494           10,646

  Net Other Income (loss)                                 (108)          (2,913)

Loss before Income tax provision                       (20,575)         (13,390)
  Income tax provision                                      --               --
                                                   -----------      -----------
Net loss                                           $   (20,575)     $   (13,390)
                                                   ===========      ===========

NET SALES

         For the fiscal years ended December 31, 2004 and December 31, 2005, we realized only minimal revenues of $54, 040 and $289,236, respectively. The $235,196 increase in revenues between 2004 and 2005 resulted from our sale of 16 ER-1010 units in 2005, as compared to the sale of two ER-1010 units in 2004. Our 2005 sales were made to seven customers in different industries such as education, entertainment, healthcare services and research labs, whereas our sales in 2004 were made to a single customer.

         A majority of our 2005 revenues were earned in the fourth quarter of 2005. During that quarter we realized $155,800 in revenues, a substantial increase over revenues from the first three quarters of 2005, which were $15,000, $96,000 and $22,436, respectively. This increase in revenues in the fourth quarter of 2005 is a result of the sale of eight ER-1010 units to three customers during that quarter, as compared to the sale of a total of eight ER-1010s to three customers during all of the first three quarters of 2005.

         Our flagship product, the ER-1010, is now fully installed at approximately 20 separate locations. Installations at eight of these locations represent products that we have sold to customers. Installations at the other 12 locations represent customers who are evaluating our products, but have not yet made any firm commitment to purchase. We expect that sales of the ER-1010 in fiscal 2006 will increase over fiscal 2005 numbers. In addition, we expect that new products such as our ER-1808 and OR-1048 will contribute to 2006 revenue levels. The OR-1048 became commercially available in March 2006 and we expect that the ER-1808 will be commercially available by mid-2006. We also engaged in discussions with various third parties during the fourth quarter of 2005 regarding the possibility of incorporating our products into the product and service offerings of several large systems integrators, which we believe could result in increased sales in fiscal 2006. However, at this point we are engaged only in preliminary, non-binding discussions and there can be no guarantee that we will be able to secure any relationship with systems integrators.

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OPERATING EXPENSES

         In 2005, we took affirmative steps to further manage our expenses proportionately to our limited revenues. Total operating expenses were $10,646,911 for 2005 and $20,494,261 for 2004. The following descriptions detail our total operating expenses by expense category.

         CONSULTING FEES

         We did not incur any consulting related fees in 2005. Of the $715,000 in consulting expenses for 2004, we incurred approximately $553,000 in expenses in conjunction with various consulting contracts regarding treasury and channel management support. The remaining consulting expenses for 2004 totaling approximately $158,000 relates to charges in connection with investment relation services.

         FINDER'S FEES

         Expenses related to finder's fees amounted to $1,064,405 in 2005 and $985,857 in 2004. In both 2005 and 2004 our finder's fee expenses consisted entirely of placement agent fees paid in cash in connection with private placements we have engaged in to raise capital to support our ongoing operations. The variation in placement agent related expenses between these two years results from differences in both the amount of gross proceeds raised through private placements during each year and the percentage of such proceeds that were paid as fees pursuant to our agreements with the placement agents. In 2005, we raised gross proceeds of approximately $9,088,000 through private placements and in 2004 we raised gross proceeds of approximately $9,550,000 through private placements.

         COST OF WARRANTS GRANTED

         In 2005, we issued warrants to purchase shares of our common stock to investors and placement agents in connection with our 2005 private placements. The total charge for these warrants calculated as required by accounting rule EITF 96-13 amounted to 3,432,994. In 2004, we incurred a charge for the issuance of warrants in the amount of $120,000 in accordance with accounting rule EITF 96-13.

         STOCK FOR SERVICES

         During 2005, we did not issue any of our stock in consideration for services. In 2004, we incurred a $11,209,000 charge for stock issued for services, which resulted in part from our issuance of three million shares of our common stock to our then newly appointed President and Chief Executive Officer as a hiring bonus and 400,000 shares of our common stock to our Chief Financial Officer as a retention incentive bonus. In addition, in 2004 another key employee received 100,000 shares of our common stock as a retention incentive bonus and eight service providers received 2,420,600 shares of our common stock in consideration for various consulting services and other service assistance provided to us. The total charge to stock for services for the foregoing issuances of our common stock in 2004 was approximately $9.3 million. The remaining 2004 charge to stock for services in the amount of approximately $1.9 million related to stock issued to certain shareholders in consideration for them entering into a "lock up" agreement in conjunction with one of our 2004 private placements, and stock issued for services in conjunction with agreements that terminated in 2003, but were charged to 2004. All of the aforementioned consulting agreements and other stock for service agreements were terminated on or before December 31, 2004.

         SALARY EXPENSES

         Salary expenses decreased from $3,032,000 in 2004 to $2,630,000 in 2005, a 13.3% decrease. The primary reason for this decrease is that we lowered annual salary levels for management level employees by an aggregate of $235,000 for 2005 in order to reduce expense run rates. The remaining decrease of approximately $170,000 was caused by a decrease in the average salary for non-management employees. However, these 2005 salary expenses may not be indicative of our future salary expenses due to the fact that we intend to begin restoring annual salary levels for management level employees to what we believe to be more competitive levels once we achieve certain revenue goals.

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         MARKETING EXPENSES

         Marketing expenses increased from $189,843 in 2004 to $349,310 in 2005. This 82% increase reflects our increased emphasis on attempting to generate products sales in 2005 and consists of increased advertising expenses, increased exhibition attendance costs and the production of a greater amount promotional materials in 2005 as compared to 2004. In addition, we charged $81,000 in 2005 to marketing expenses in connection with the write-off of equipment used for promoting our products.

         RESEARCH AND DEVELOPMENT

         The amount we spent on research and development ("R&D") was $403,057 in 2005 and $1,167,068 in 2004. This 65% decrease is attributable in part to a major expense reduction in our parts consumption and scrap expenses, which amounted to $450,000 in 2004 compared to $150,000 in 2005. This expense reduction was possible because a major portion of our hardware design activities had been finalized in 2004. Another effect of the reduction in hardware design activities towards the end of 2004 and continuing throughout 2005 was our reduced need for the use of design tools, resulting in a decrease in expenses for design tools from $228,000 in 2004 to $103,000 in 2005. In addition, costs associated with industrial design and software design amounting to approximately $205,000 in 2004 were reduced to $15,000 in 2005.

         SELLING, GENERAL AND ADMINISTRATIVE

         Selling, General and Administrative ("SG&A") expenses decreased from $3,075,302 in 2004 to $2,766,716 in 2005, a 10% decrease. Our decreases in SG&A expenses in 2005 as compared to 2004 consist of IT support services expenses, which decreased from $94,000 in 2004 to $50,000 in 2005; and our legal fees, which decreased from $578,000 in 2004 to $469,000 in 2005, mainly as a result of our settlement of legal proceedings in late 2004 and early 2005. In addition, in 2004 we incurred $770,000 in SG&A expenses in conjunction with the settlement of legal proceedings and did not incur a similar expense in 2005. These decreases in SG&A expenses in 2005 were offset to some extent by SG&A categories that increased in 2005 as compared to 2004. The significant increases in SG&A expense categories in 2005 were depreciation expenses, which increased from $180,000 in 2004 to $316,000 in 2005, mainly in connection with an increase in our purchase of test equipment resulting in a higher charge for depreciation; travel expenses, which increased from $189,000 in 2004 to $232,000 in 2005 in connection with increased selling activities; recruiting expenses, which increased from $112,000 in 2004 to $162,000 in 2005 because of increased use of outside recruiters; and the cost of attending conferences, which increased from $2,000 in 2004 to $105,000 in 2005 due to our increased attendance at sales and finance related conferences. We also charged approximately $211,000 to selling expenses in 2005 in connection with a provision for inventory in the possession of third parties, and we did not incur a similar charge in 2004.

         OTHER INCOME/ (LOSS)

         Other expenses increased substantially to $2,912,965 in 2005 as compared with $107,433 in 2004. The primary reason for this increase is that we incurred a charge of $2,652,000 as prescribed under paragraph 13 of accounting rule EITF 98-5 in connection with the conversion of our 10% Notes and 8% Notes in 2005. We did not incur a similar expense in 2004 as the terms of the 10% Notes were amended during that year, increasing the number of warrants to be issued in conjunction with the 10% Notes and decreasing the exercise price of such warrants. It was further agreed that the 10% Notes would only convert after the contingency of a $4,000,000 financing was achieved and, therefore, the cost of the conversion of the 10% Notes was charged fully in 2005. In addition, interest expense on our bridge loan debt was $247,756 in 2005, as compared to $102,172 in 2004. This $145,584 increase in bridge loan interest expense in 2005 over 2004 reflects our increased outstanding bridge loan debt between those periods, which averaged $4,045,200 in 2005 and $1,214,000 in 2004. However, as a result of the conversion of our 10% Notes and 8% Notes, our outstanding bridge loan debt as of March 21, 2006 was $1,214,290. The remaining amount included in interest expense of $15,988 in 2005 and $12,942 in 2004 relates to "other interest" paid.




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                        RAPTOR NETWORKS TECHNOLOGY, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: APRIL 3, 2006                       By: /S/ BOB VAN LEYEN
      --------------                      --------------------------------------
                                          Bob van Leyen, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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